

September 13, 2024

Glenn Sanford
Founder, Chief Executive Officer and Chair of the Board
eXp World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

> **Re: eXp World Holdings, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Response dated August 23, 2024**
> **File No. 001-38493**

Dear Glenn Sanford:

We have reviewed your August 23, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Response Letter submitted August 23, 2024

Pay Versus Performance

1.   In your response to prior comment 2, you indicated that you believe your disclosure as provided was sufficient given your facts and circumstances. It is unclear, however, which components of the compensation actually paid calculations were impacted by the errors in "Compensation Actually Paid to PEO" for 2021 and "Average Compensation Actually Paid to Non-PEO NEOs" for 2022; and whether these errors could have enhanced an investor's understanding of the information in the pay versus performance table and related disclosure for 2023. We note, for example, that the relationship graphs provided on pages 45 and 46 show significantly less variability in compensation actually paid than the graphs on pages 58 and 59 of your 2022 proxy statement. It is not clear, however, which underlying factors caused these changes. Without the revised compensation actually paid calculations, we are unable to fully understand the trends shown in your

graphs on pages 45 and 46. We note in this regard that changes in equity value from year to year will have an impact on compensation actually paid, total shareholder return and your Company-Selected Measure, "Annual Total Stockholder Return."

Please tell us the specific factors that you considered in your determination not to include the calculations required by Item 402(v)(2)(iii) of Regulation S-K for the years prior to 2023. In particular, please tell us whether and how you considered (1) the impact that positive and negative revisions to two or more individual components of the compensation actually paid calculation could have on the net amount presented in the total, (2) the impact of each individual calculation on the difference between Summary Compensation Table and compensation actually paid totals from year to year, and (3) the magnitude of changes between 2023 and prior years attributable to each individual calculation, as well as how each of these considerations could enhance an investor's understanding of your compensation program. Further, please address how you considered the impact of the omitted disclosure on your relationship graphs as discussed above.

Please contact Conlon Danberg at 202-551-4466 or Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Ali Nardali, Esq.